

October 21, 2011

Via E-mail
Steve S. Sinohui
President and Chief Executive Officer
Wireless Attachments, Inc.
2789 S. Lamar Street
Denver, Colorado 80227

> **Re:** **Wireless Attachments, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 7, 2011**
> **File No. 333-175825**

Dear Mr. Sinohui:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Product Development, page 1

1. Please reconcile your disclosure in the second paragraph of this section and the first paragraph on page 21 that you are currently focused on developing your first prototypes with your disclosure in the first paragraph on page 3 that you intend to be researching materials, technologies, and processes for at least the next 12 months and thereafter anticipate that it will take an additional three to six months to create a working prototype.

Market, page 2

2. We note your revised disclosure in response to prior comment 3. Given your disclosure that you intend to focus your development of products on charging units for iPhone and iPod devices, please tell us why you believe it is appropriate to provide market size and growth statistics for the broader mobile phone market and the PV installations market.

Rule 144 Shares, page 16

3. We note your revised disclosure added in response to prior comment 18. Please revise to clarify your specific circumstances and how rule 144(i) impacts you and your shareholders. For instance, clarify whether the securities were initially issued by an issuer that meets the definition in Rule 144(i)(1) and whether the issuer has ceased to be an issuer described in Rule 144(i)(1).

Management's Discussion and Analysis of Financial Condition and Results..., page 25

Results of Operations, page 25

4. We note your response to prior comment 27. However, we note that your discussion only addresses $1,017 of your total expenses. Please revise the disclosure to discuss the remaining material components of your expenses.

Index to Financial Statements, page F-1

5. We note your response to prior comment 33. Please revise your updated financial statements, as required by Rule 3-12 of Regulation S-X, to provide cumulative results of operations and cash flows for your development stage company since inception. Refer to FASB ASC 915-225-45-1 and 915-230-45-1.

Statement of Stockholders' Equity, page F-8

6. We note your response to prior comment 34. Please revise the presentation in the statement of stockholders' equity to comply with FASB ASC 915-215-45-1. If you combine separate issuances as allowed under FASB ASC 915-215-45-2, please advise and provide the date of issuance and the dollar amount of the consideration received for each share in this statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Gary Newberry at (202) 551-3761 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Aslynn Hogue at (202) 551-3841 or Mary Beth Breslin at (202) 551-3625 with any other questions.

Sincerely,

/s/ Mary Beth Breslin   for

Amanda Ravitz
Assistant Director

cc (via e-mail): Jeffrey A. Bartholomew, Esq. — Robinson Waters & O'Dorisio, P.C.